Exhibit 99.4
U.S. Department of Justice
Criminal Division

Mark F. Mendelsohn	Telephone: (202) 514-1721
Deputy Chief	Facsimile: (202) 514-7021
Fraud Section, Criminal Division
mark.mendelsohn@usdoj.gov
10th & Constitution Ave. NW (Bond 4402)
Washington, DC 20530-0001
April 24, 2007
BY FACSIMILE 713-250-5894
The Honorable Gray H. Miller
United States District Court
Southern District of Texas
United States Courthouse
515 Rusk Avenue, Room 9010C
Houston, Texas77002

Re:	United States v. Baker Hughes Services International, Inc.
Criminal Case No. H-07-129
Your Honor,
     The United States Department of Justice, Criminal Division, Fraud Section (“the Department”) and the defendant, Baker Hughes Services International, Inc. (“BHSI”), a Delaware corporation and wholly owned subsidiary of Baker Hughes Incorporated (“Baker Hughes”), a New York Stock Exchange listed company headquartered in Houston, Texas, have entered into a plea agreement previously submitted for the Court’s approval.
Introduction
     The allegations set forth in the Information involve violations of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), as amended, 15 U.S.C. §§ 78dd-1, et seq. The FCPA prohibits certain classes of persons and entities from making payments to foreign government officials to obtain or retain business. Specifically, the FCPA prohibits any issuer of publicly-traded securities, e.g., Baker Hughes, or any domestic concern, e.g., BHSI, from making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay, or authorization of the payment of money or anything of value to any person, while knowing that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a foreign official for the purpose of obtaining or retaining business for, or directing business to, any person or securing any improper advantage. 15 U.S.C. § 78dd-1(a)(3) and § 78dd-2(a)(3). In addition, the FCPA requires certain corporations to make and keep books, records and accounts which accurately and fairly reflect transactions and dispositions of the company’s assets and prohibits the knowing falsification of such books, records or accounts. 15 U.S.C. §§ 78m(b)(2)(A) and (b)(5).
     Pursuant to the plea agreement, defendant BHSI has agreed to waive indictment and plead guilty to a three-count criminal Information charging one count of Conspiracy to violate the FCPA (18 U.S.C. § 371; Count One), violating the FCPA (15 U.S.C. § 78dd(2); Count Two), and aiding and abetting the making of false entries in the books and records of its parent company, Baker Hughes (15 U.S.C. § 78m(b); Count Three).
     Assuming defendant BHSI accepts responsibility and pleads guilty as anticipated, the Department will recommend the imposition of a fine in the amount of $11,000,000, and a term of organizational probation of three years. The Department further agrees, with the Court’s approval, to consent to a waiver of a pre-sentence investigation and report as required by Rule 32(c)(1)(A), F.R. Crim. P., and to a consolidation of the arraignment, plea hearing and sentencing hearing into one proceeding on Thursday, April 26, 2007.
     In reaching this plea agreement with BHSI and a related deferred prosecution agreement with its parent corporation, Baker Hughes, the Department is guided by Department policy as set forth in the memoranda entitled “Principles of Federal Prosecution of Business Organizations,” commonly known as the “McNulty Memorandum.” This memorandum directs, among other things, that the Department disclose to the Court any negotiated departure from the Sentencing Guidelines. Because the proposed disposition in this case does represent a negotiated departure, the Department respectfully submits this letter to the Court in order to set forth the reasons for the Department’s exercise of its discretion in entering into this agreement, and for commending it to the Court for acceptance and approval.
Sentencing Guidelines Calculation
     The parties stipulate that the 2003 Guidelines Manual applies to this matter and that the following is the proper application of the sentencing guidelines to the offense alleged in the Information:

A. Calculation of Offense Level :
Base Offense Level (U.S.S.G. § 2C1.1(a)):	10
Benefit received or to be received of approximately $19 million (U.S.S.G. §§ 2C1.1(b)(2)(a), 2B1.1(b)(l)(K)):	+20

TOTAL OFFENSE LEVEL:	30

B. Calculation of Culpability Score:

Base Score (U.S.S.G. § 8C2.5(a)):	5

Involvement in or tolerance of criminal activity in an organization of 200 or more employees and an individual within high level personnel of the organization participated in, condoned, or was willfully ignorant of the offense (U.S.S.G. § 8C2.5(b)(3)(A)):
+3

Prior history: Commission of the offense less than 5 years after a civil or administrative adjudication based on two or more separate instances of similar misconduct (U.S.S.G. § 8C2.5(c)(2)):	+2

Self-reporting, cooperation, acceptance of responsibility (U.S.S.G. § 8C2.5(g)(1)):	-5

TOTAL CULPABILITY SCORE:	5

C. Calculation of Fine Range:

Base Fine: Greater of the amount from table in U.S.S.G. § 8C2.4(a)(1) & (d) corresponding to offense level of 30 ($10,500,000), or the pecuniary gain to the organization from the offense ($19,000,000) (U.S.S.G. § 8C2.4(a)(2)):	$19,000,000

Multipliers, culpability score of 5 (U.S.S.G. § 8C2.6):	1.00 - 2.00

Fine Range (U.S.S.G. § 8C2.7):	$19,000,000 –$38,000,000

D. The parties agree that the offenses of conviction should be grouped together for purposes of sentencing pursuant to U.S.S.G. § 3D1.2.
Fine Recommendation and Rationale
     Notwithstanding the above stipulated Sentencing Guidelines fine analysis, the Department submits that based on a reasoned consideration of the guidance and factors set forth in the McNulty Memorandum, the imposition of a fine of $11,000,000, in addition to the other terms of the plea agreement with BHSI, and the terms of the deferred prosecution agreement with Baker Hughes, is an appropriate monetary sanction against BHSI .
     A. Timely Disclosure and Exceptional Cooperation
     The McNulty Memorandum recommends scrutiny of the authenticity of a company’s cooperation. Here, there can be no question that the cooperation of Baker Hughes and BHSI was sincere and complete. Indeed, the cooperation provided by defendants in this matter was exceptional.

     The conduct alleged in the Information and further described in the Statement of Facts was voluntarily disclosed to the Department within a reasonably prompt time after the defendant BHSI and Baker Hughes became aware of the offenses. At the time of the initial disclosure, the entire scope of the criminal conduct was unknown to the Department. Subsequently, defendant BHSI and Baker Hughes fully cooperated with the Department by devoting considerable resources, both financial and otherwise, to perform a thorough investigation and make full disclosure of the conduct at issue.
     The Plea Agreement in this matter is a result, in part, of the voluntary disclosure of voluminous information made available by defendant BHSI and its parent corporation Baker Hughes, through their investigative counsel, to the Department beginning in March 2002, delivered during a series of lengthy meetings with government counsel in which evidence, in the form of documents, emails, correspondence and other information, in hard copy and electronic form, was produced and explained.
     The voluminous information disclosed by Baker Hughes was collected by its investigative counsel during the course of an extensive and thorough investigation lasting almost four years, conducted by two different law firms, concerning the operations, policies and practices of Baker Hughes and its affiliates and subsidiaries, regarding numerous business ventures in more than a dozen countries throughout the world. The investigation involved, among other things, (1) an independent analysis of financial records, including invoices, bank drafts and wire transfers, with the assistance of forensic accountants; (2) the review by outside counsel of tens of millions of pages of electronic data, and hundreds of thousands of pages of hard copy records of current and former employees; and (3) hundreds of in-person and telephonic interviews of defendants’ employees and other witnesses located, literally, throughout the world. Moreover, Baker Hughes agreed to make, and has made to the extent possible, its employees, and those of its subsidiaries, available for interviews by the Department and encouraged employee cooperation in the investigation by agreeing to pay employee travel expenses in connection with those interviews. Baker Hughes encouraged certain employees to retain separate counsel and volunteered to pay their attorney’s fees to promote their continued cooperation with the company and the government. Counsel for Baker Hughes gave the Department regular real-time briefings and updates of the results of the investigation. Counsel also voluntarily provided the Department with the results of all of its interviews without interposing any obstacle to the production of factual information. Lastly, counsel for Baker Hughes provided the Department a full and lengthy report of all findings.
     Proper investigation and determination of the extent of the unlawful conduct required extensive review of Baker Hughes’s books and records, both paper and electronic, from various Baker Hughes offices throughout the world. The Audit Committee authorized investigative counsel to retain a forensic accounting firm to conduct extensive forensic work and to conduct extensive revenue and profit analyses related to the criminal conduct, the results of which were provided to the Department.
     In the course of the internal investigation by outside investigative counsel, and the related forensic accounting work, various other instances of potentially improper business activity and possible violations of company policy were identified. Investigative counsel conducted a thorough investigation and made disclosures to the Department regarding each such issue.
     With respect to the results of its internal investigation, including investigative counsel’s memoranda of witness interviews, the Audit Committee authorized investigative counsel voluntarily to provide to the Department work-product protected material, as well as certain attorney-client privileged material relevant to the investigation. While this step was not specifically requested by the Department, the production of such materials substantially assisted the Department in conducting its own assessment of the veracity and credibility of witnesses and in obtaining the fullest benefit from investigative counsel’s internal investigation.
     C. Discipline of Wrongdoers
     Upon learning that various officers, managers and employees of Baker Hughes and BHSI were involved in criminal conduct, the Board of Directors moved quickly to terminate those persons. This action sent a strong message throughout the company that unethical and illegal business practices would not be tolerated. The Department is satisfied that defendants moved swiftly to discharge all those employees who participated in the illegal conduct. Furthermore, additional personnel were disciplined short of termination based on their failure to act fully consistent with Baker Hughes policies and expectations.
     D. Compliance Program and Other Remedial Action
     Another set of important factors under the McNulty Memorandum to be considered in reaching an appropriate resolution of such matters, relates to the corporation’s remedial actions, including any efforts to implement an effective corporate compliance program or to improve an existing one.
     Defendant BHSI and Baker Hughes took significant remedial action to address the conduct at issue despite the fact that such remedial action resulted in considerable financial consequences to their business. Baker Hughes retained a “Blue Ribbon Panel” of securities law experts to assist the company in its remedial and compliance efforts and to counsel its Board of Directors, Audit/Ethics Committee, General Counsel, and other senior executives.
     The compliance reforms that were adopted include a number of FCPA best practices. For example, defendant BHSI and Baker Hughes conducted extensive due diligence of all its potential agents, consultants and intermediaries retained in connection with foreign contracts, and drastically reduced the number of such third parties engaged in business development on behalf of Baker Hughes. Baker Hughes instituted a complete ban on facilitating payments (except for the case of imminent threat to the health, safety or welfare of Baker Hughes personnel or their families) throughout its global operations, though such payments are lawful under the FCPA. Baker Hughes implemented a program of periodic legal audits of its foreign agents, and has prohibited payments from Baker Hughes to its agents outside the country in which the agent is assisting the company.

     Baker Hughes has devoted substantial additional resources to its compliance department by hiring chief compliance officers for each of its seven operating divisions, and has enhanced its internal legal and accounting resources available to investigate compliance issues.
     Finally, defendant BHSI and Baker Hughes have agreed to the instant resolution of this matter with the Department, including a plea of guilty by defendant BHSI in this matter and a deferred prosecution agreement regarding Baker Hughes in the related matter. By entering and fulfilling the obligations under this Plea Agreement, defendant BHSI has demonstrated recognition and affirmative acceptance of responsibility for its criminal conduct. Accordingly, the parties have agreed that the fine of $11 million for defendant BHSI is part of an appropriate disposition of the case based upon the factors discussed above.
     D. Related Disposition
     As noted earlier, the plea agreement with BHSI is part of a larger, overall proposed resolution of this criminal investigation with the Department. Another significant part of this resolution is the agreement by the parent corporation, Baker Hughes, to enter into a deferred prosecution agreement with the Department. The agreement is for a term of two years, after which, if Baker Hughes has complied with all its terms and conditions, no further criminal charges will be brought by the government based on this conduct. Under the terms of the deferred prosecution agreement, Baker Hughes has, among other things, agreed to: (I) implement and maintain a compliance and ethics program designed to detect and prevent violations of the FCPA, U.S. commercial bribery laws and foreign bribery laws throughout its operations, including those of Baker Hughes and its subsidiaries (including defendant BHSI), affiliates, and successors; and (ii) engage an independent monitor for a period of three years who will review the company’s compliance program and ongoing business activities and report his findings to the company and the Department.
     In addition to resolving the criminal matters with the Department through the BHSI guilty plea and the Baker Hughes deferred prosecution agreement, Baker Hughes is expected to enter into a settlement with the Securities and Exchange Commission in which it has agreed to pay a civil penalty of $10 million; to disgorge all profit earned in connection with the Karachaganak contract of approximately $20 million; and to pre-judgment interest of approximately $3 million. Notably, if imposed, combined economic sanctions of more than $44 million would constitute the largest combined sanction ever imposed in an FCPA case.
     E. Acceptance of Responsibility
     In conducting an extensive internal investigation, disciplining wrongdoers irrespective of rank, replacing senior management, overhauling its compliance program and procedures, and by entering and fulfilling its obligations under the plea agreement and deferred prosecution agreement, Baker Hughes and its wholly owned subsidiary, BHSI, have demonstrated recognition and affirmative acceptance of responsibility for the criminal conduct uncovered.
Conclusion
     Baker Hughes and its wholly owned subsidiary, BHSI, have voluntarily disclosed serious criminal conduct in connection with the company’s business affairs in Kazakhstan and elsewhere. The internal investigation, conducted by outside investigative counsel, at the direction of the Board of Directors, has quickly and effectively exposed the complete scope of wrongdoing under investigation. Relevant information has been shared with the Department, and maximum assistance has been provided to the Department, often at great expense to and effort by the company. Moreover, corporate governance at the company has been significantly improved, in part through the adoption of a robust, remedial compliance program.
     Therefore, based upon the foregoing discussion, the Department respectfully submits that a fine in the amount of $11,000,000 in connection with the guilty plea of BHSI as recommended in the plea agreement is an appropriate monetary sanction and that such a fine should be imposed by the Court.
     Thank you for your consideration of this matter. We appreciate the Court’s accommodation of the parties in scheduling the hearings in this case.
Very truly yours,
/s/ Mark F. Mendelsohn
Mark F. Mendelsohn
Deputy Chief
Fraud Section, Criminal Division
cc: Reid M. Figel, Esq.